Free Writing Prospectus	Subject to Completion	Filed Pursuant to Rule 433
(To the Prospectus dated August 31, 2010, the		Registration No. 333-169119
Prospectus Supplement dated May 27, 2011		April 1, 2013
and the Index Supplement dated May 31, 2011)

Callable Contingent Quaterly Payment Notes due April 28, 2016 Linked to the Lowest Return of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50 Index

The Notes are linked to the performance of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index, (each referred to as an “Index” or “Reference Asset” and collectively as the “Indices” or “Reference Assets”). On each Quarterly Contingent Payment Date, unless the Notes have been previously redeemed (pursuant to the “Early Redemption at the Option of the Issuer” provision), investors will receive a quarterly contingent payment equal to the Quarterly Contingent Rate times the principal amount of your Notes if and only if the Closing Value of the Index with the lowest return as measured from its Initial Value to its Closing Value on such Valuation Date)(the “Lowest Performing Reference Asset”) is greater than or equal to its Coupon Barrier Level. If the Notes are not early redeemed prior to the Maturity Date, then on the Maturity Date, if the Final Value of the Lowest Performing Reference Asset is equal to or greater than its respective Barrier Value, investors will receive a cash payment of $1,000 per $1,000 principal amount Note that they hold. Otherwise, if the Final Level of the Lowest Performing Reference Asset is less than its Barrier Value, investors will be fully exposed to the decline of the Lowest Performing Reference Asset as measured from its Initial Value to its Final Value. In such a scenario, investors may lose 100% of the principal amount of their Notes.

Issuer

Initial Valuation Date

Issue Date

Final Valuation Date*

Maturity Date*

Barclays Bank PLC

April 25, 2013

April 30, 2013

April 25, 2016

April 28, 2016

Reference Assets: The S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

Denominations

Quarterly Contingent Rate

Valuation Dates

Quarterly Contingent Payment Date

Barrier Level

Coupon Barrier Level

Initial Value

Final Value

Early Redemption at the Option of the Issuer

CUSIP

ISIN

$1,000 and integral multiples of $1,000 in excess thereof

at least 2.125% (per annum 8.50%)**

Quarterly, 25th day of each July, October, January and April beginning on July 25th, 2013 and ending on April 25th, 2016

The fifth Business Day after each Valuation Date, except that the quarterly contingent payment date for the Final Valuation Date will be the Maturity Date.

With respect to each Index, 65.00% of its Initial Value

With respect to each Index, 65.00% of its Initial Value

With respect to each Index, the Closing Value of the Index on the Initial Valuation Date

With respect to each Index, the Closing Value of the Index on the Final Valuation Date

Issuer may redeem your Notes (in whole but not in part) at its sole discretion, for 100% of the principal amount on any Quarterly Contingent Payment Date

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The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Hypothetical Example of Quarterly Contingent Payment

On a Valuation Date: Is the Closing Value of the Lowest Performing Index >= its Coupon Barrier Level?

On the Quarterly Contingent Payment Date, investor would receive a payment of $21.25

On the Quarterly Contingent Payment Date, investor would receive a payment of $21.25

On the Quarterly Contingent Payment Date, investor would receive a payment of $2

1.25

On the Quarterly Contingent Payment Date, investor would receive no Quarterly Contingent Payment or $0.00

Has the Issuer redeemed the Notes on the Quarterly Contingent Payment Date?

On the Early Redemption Date, Investor receives $1,000 per $1,000 principal amount Note. No additional payments are due on the Notes

Notes remain outstanding Yes No Hypothetical Examples of Amounts Payable at Maturity (per $1,000 principal amount Note)*** Yes Index Return of the Lowest

Performing Index 50.00% 40.00% 30.00% 20.00% 10.00% 5.00% 0.00% -5.00% -10.00% -20.00% Payment at Maturity¥ $1,000.00 $1,000.00 $1,000.00 $1,000.00 $1,000.00 $1,000.00 $1,000.00 $1,000.00 $1,000.00 $1,000.00 Index Return of the Lesser Performing Index -25.00% -30.00% -35.00% -40.00% -50.00% -60.00% -70.00% -80.00% -90.00% -100.00% Payment

at Maturity¥ $1,000.00 $1,000.00 $1,000.00 $600.00 $500.00 $400.00 $300.00 $200.00 $100.00 $0.00

*** These hypothetical examples assume that the Notes were not early redeemed by the Issuer pursuant to the Early Redemption at the Option of the Issuer provision and are based on a number of other assumptions, as set forth on page PPS-4 of the preliminary pricing supplement relating to the Notes. These examples are included for illustrative purposes only.

¥ Excludes any Quarterly Contingent Payment that may be due on the maturity date.

Selected Risk Considerations

•

If the Notes are not called prior to maturity and the Final Value of the Lowest Performing Reference Asset is less than its Barrier Value, you will lose some or all of the principal amount of your Notes.

•	Any payments due on the Notes are subject to issuer credit risk and are not guaranteed by any third party.

•

Any positive return that you earn on the Notes will be limited to the Quarterly Contingent Payments, if any, received. If the Closing Value of the Lowest Performing Reference Asset is less than its Coupon Barrier Level on all Valuation Dates, you will not receive any Quarterly Contingent Payments over the term of the Notes.

•

The payment at maturity and each Quarterly Contingent Payment will be based solely on the performance of the Lowest Performing Reference Asset and the performances of the other Reference Assets will not be taken into account for purposes of calculating any payment due under the Notes.

•	You will not receive any interest payments, and you will not have any voting rights or rights to receive dividends that holders of the stocks underlying any of the Indices would have.

•

There may be a limited or no secondary market for the Notes. You should be willing to hold the Notes to maturity. If you are able to sell your Notes prior to maturity, you may receive substantially less than the amount you paid for your Notes.

•

The Notes are subject to a number of additional risks. See “Additional Risk Considerations” below and “Selected Risk Considerations” beginning on page PPS-11 of the preliminary pricing supplement for the Notes.

The final terms of the Notes will be set forth on the Initial Valuation Date with the range specified above. Please see the preliminary pricing supplement for the Notes, as well as the related prospectus and prospectus supplement, for complete product disclosure, including related risks and tax disclosure. The preliminary pricing supplement for the Notes can be obtained at: http://www.sec.gov/Archives/edgar/data/312070/000119312513136319/d514625d424b2.htm

Additional Risk Considerations

Please see the applicable prospectus, prospectus supplement, index supplement (if applicable) and any relevant free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Factors that may affect the notes. Unpredictable factors may affect the notes linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the notes or the underlying reference asset(s).

The notes will not be secured and are riskier than ordinary debt securities. The notes will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the notes may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the notes is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the notes may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the notes. The investor should be willing to hold the notes until maturity. If the investor sells a note before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the notes prior to maturity may be substantially less than the amount originally invested in the notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity. There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the notes to maturity.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the notes will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the notes is its “volatility”. The notes’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The notes may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The notes may carry interest rate risk. Changes in interest rates will impact the performance of the notes. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest. Barclays general trading and hedging activity may adversely affect the notes. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates also play a variety of roles in connection with the issuance of the notes, including hedging its obligations under the notes. In performing these duties, the economic interests of Barclays and its affiliates are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-11 of the preliminary pricing supplement for the Notes.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.

Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, free writing prospectus, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.